Mail Stop 3720

      March 24, 2006


Charles Y. Tanabe
Liberty Media Holding Corporation
12300 Liberty Boulevard
Englewood, Colorado  80112

      Re:	Liberty Media Holding Corporation
      Registration Statement on Form S-4
      Filed March 15, 2006
		File No. 333-132452

Dear Mr. Tanabe:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Attributed Historical Financial Data, page 13
1. As the planned composition of the tracking groups may not correspond to Liberty Media Corporation`s historical attribution of businesses to the interactive group or capital group, please state here any significant considerations investors should have in assessing the summary attributed historical data on pages 14 and 15.
For example, we note that Liberty Media Corporation`s 2004 Form
10-K
includes OpenTV and On Command in its interactive group but that you now have attributed those parts of its business to your expected capital group. Please indicate whether the results take into account these changes in the composition of the groups. We note your disclosure on page B-2-1 that "[t]he attributed financial information presented in the tables has been prepared assuming the restructuring had been completed as of January
1, 2003."

Financial Statements

Note 5.  Discontinued Operations, page B-1-22

Spin-Off of Liberty Media International, Inc.
2. We understand that on June 7, 2004 you completed the spin-off of
Liberty Media International, Inc. Your disclosure indicates that, in the third quarter of 2005, you finalized your 2004 tax return and an adjustment was made to increase your deferred income tax liabilities and reduce additional paid capital to reflect the $28 million allocated to LMI. We have the following comments with respect to this transaction:

* While your disclosure indicates that this event took place in the
third quarter of 2005, we noted no footnote disclosure in the interim
financial statements for the period ended September 30, 2005, although we do note an adjustment to equity for $26 million to spin off LGI. Confirm that this adjustment represents the $28 million allocated to LMI under the tax sharing agreement, and explain the $2 million difference. Tell us how you determined no footnote disclosure was required in the interim financial statements, as well as why the treatment of the $28 million was not specifically noted during discussions with the Staff on the appropriate treatment of amounts received and due under the tax sharing agreement with AT&T.
* Was there a distribution of assets (either tax assets or cash)
to
LMI in connection with the finalization of the 2004 tax return?
* Based upon your disclosure, it would appear that the
Reorganization
Agreement and Tax Sharing Agreement create guarantees both by you, as
well as LMI. Tell us how you accounted for the guarantees, specifically those guarantees provided under the Tax Sharing Agreement, at the time of the LMI spin-off. Refer to FIN 45.
* To the extent that (i) FIN 45 was applicable on the date of the spin-off and (ii) additional amounts are due to or from the other party to the Tax Sharing Agreement, tell us how you intend to account for such amounts in future filings. To respond to this comment, please address your proposed accounting once the tax return relating to the year of the spin-off has been filed. In this fact pattern, this would not be the accounting in the year ended December 31, 2005 when the 2004 tax return was filed, but rather is intended to address your accounting for periods subsequent to that date.

      We may have further comments after reviewing your response.

Item 21. Exhibits and Financial Statement Schedules, page II-7
3. Please amend to include consent of your independent registered public accountant.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773, or Ivette Leon, Assistant Chief Accountant, at (202) 551-
3351, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any other
questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

cc:	via facsimile (212-259-2540)
      Robert W. Murray, Jr.
	Baker Botts LLP

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Mr. Tanabe
Liberty Media Holding Corporation
March 24, 2006
Page 4